Megan Sweeney
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

March 31, 2022

Dear Fellow Wells Fargo Shareholder,

Wells Fargo Corp.’s (“WFC’s”) CEO Charles Scharf set a negative tone on race early in his tenure, explaining that he had appointed white men to top jobs because of “a very limited pool of Black talent.” Scharf’s statement followed settlements of claims alleging racial discrimination in employment and lending. In response to the killings of black people in 2020, and the large-scale ensuing Black Lives Matter protests, Scharf stated that “the inequality and discrimination that has been so clearly exposed . . . must not continue” and WFC announced initiatives to improve workforce diversity, equity and inclusion (“DE&I”) and invest in black-owned businesses. WFC recently released a top-line summary of a human rights impact assessment (“HRIA”) it commissioned after years of shareholder pressure regarding WFC’s various ethical and compliance lapses; its inadequacies are addressed below.

In our view, these steps are inadequate to give WFC the information and plan of action that it needs to address racial inequity. At WFC’s annual shareholder meeting on April 26, 2022, shareholders can send the message that WFC must take concrete action to address racial inequities. Proposal #10 on WFC’s proxy card, “Shareholder Proposal - Conduct a Racial Equity Audit” (the “Proposal”), asks WFC to move beyond DE&I and philanthropy to analyze the full range of adverse racial impacts caused by WFC’s business and operations. Doing so would allow WFC to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. The Proposal states:

RESOLVED that shareholders of Wells Fargo & Company (“WFC”) urge the Board of Directors to oversee an independent racial equity audit analyzing WFC’s adverse impacts on nonwhite stakeholders and communities of color. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on WFC’s website.

Societal expectations regarding companies’ obligations around race are shifting: Polling by JUST Capital found that 75-85% of Americans believe that companies should not only speak out against racism, but should also “be taking concrete steps to create a more equitable future going forward.”1 The leaders of JUST, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”2

This is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.3 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, last year, “is a yoke that drags on the American economy.”4

The finance industry has played an important role in perpetuating unequal wealth distribution to communities of color.  Whether it be modern day “redlining” techniques related to mortgage loans, excessive checking account fees, or, most recently, Payday Protection Program (“PPP”) distribution, communities of color have faced decades of discrimination as a result of the financial industry’s policies and practices. Consulting firm BCG has stated that “we see financial institutions as uniquely well positioned to act—and to catalyze further action in corporate America.”5

A racial equity audit would help WFC identify and analyze the racial impacts of its business activities. For example, a 2021 analysis of government data found that WFC had made PPP loans “to businesses in majority-white neighborhoods at more than twice the rate it lent to businesses in predominantly Black and Latino neighborhoods.”6 A recent Bloomberg analysis of federal mortgage data found that only 47% of Black homeowners who applied to refinance their mortgages in 2020 were approved, while applications from 72% of white homeowners passed muster, the largest racial disparity among major lenders.7 One Black homeowner who sought to refinance recently sued WFC, claiming that the bank’s lending algorithms disadvantage Black customers,8 Similarly, lending or providing underwriting or advisory services to polluters can contribute to environmental racism, which the World Economic Forum defines as “a form of systemic racism whereby communities of colour are disproportionately burdened with health hazards through policies and practices that force them to live in proximity to sources of toxic waste such as sewage works, mines, landfills, power stations, major roads and emitters of airborne particulate matter.”9

1 https://www.fsg.org/blog/ceo-blueprint-racial-equity

2 https://www.fsg.org/blog/ceo-blueprint-racial-equity

3 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

4 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

5 https://www.bcg.com/publications/2020/financial-institutions-fighting-racial-inequality

6 https://www.latimes.com/california/story/2021-05-01/ppp-loans-coronavirus-pandemic-businesses-trump

7 https://www.bloomberg.com/graphics/2022-wells-fargo-black-home-loan-refinancing/

8 https://www.nytimes.com/2022/03/21/business/wells-fargo-mortgages-discrimination-suit.html

9 https://www.weforum.org/agenda/2020/07/what-is-environmental-racism-pollution-covid-systemic/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in WFC’s proxy statement.

A racial equity audit would also help WFC identify damaging practices outside its own employment and business activities. For instance, police foundations buy equipment for police departments, including surveillance technology that has been used to target communities of color and nonviolent protestors.10 They also operate outside of democratic decision making and oversight processes.11 WFC has supported numerous police foundations.12

Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”13

WFC’s political activities suggest that a racial equity audit would be useful. In the 2020 election cycle, WFC gave $135,000 to members of Congress who objected to certifying the election results,5 an action some viewed as “a direct attack on the voting rights of people of color.”6 Although WFC paused PAC contributions after the insurrection, it resumed them following a review of its criteria. WFC is a member of the American Bankers Association, which has continued to donate to objecting members.7

In its Statement in Opposition to the Proposal, WFC touts a “disclosure” it has posted to its website, ostensibly reporting on the results of an HRIA. This brief summary falls far short of what the Proposal requests (or what anyone requesting an HRIA would expect to receive). Most fundamentally, no adverse human rights impacts—or for purposes of the Proposal, racially adverse impacts—are identified or analyzed. One can reasonably infer that some adverse impacts were found, given the presence of recommendations for change, but the absence of this information is a major shortcoming. As well, it does not describe specific feedback from stakeholders, whose input is key in both an HRIA and a racial equity audit. Finally, the summary’s recommendations are extremely deferential, with most framed in terms of things WFC “should consider” doing.14

For the reasons discussed above, we urge you to vote FOR Proposal 10 on WFC’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

10 https://www.ajc.com/news/12k-cameras-give-atlanta-police-broader-window-city/P9aPd6ApEP4vezte0ZiTcO/

11 https://nonprofitquarterly.org/police-foundations-militarizing-communities-with-corporate-backing/

12 https://www.theguardian.com/us-news/2020/jul/27/fossil-fuels-oil-gas-industry-police-foundations

13 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

14 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/human-rights-impact-assessment.pdf, at 5-6.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in WFC’s proxy statement.